Registration Statement No. 333-217200

Filed Pursuant to Rule 433

BMLP (Dorsey Wright MLP Index ETNs) now available for purchase at LPL Financial

March 2, 2020 - BMLP, the Dorsey Wright MLP Index Exchange Traded Notes (the ETNs), is now available for trading on LPL Financial. As of February 28, 2020, BMLP was yielding 9.64%‡.

Dorsey Wright MLP Index ETNs
12-Month Yield	9.64%

‡Source: Bloomberg L.P. “12-Month Yield” reflects the sum of the four most recent (ex-dividend) coupon payment amounts over the prior 12 months, divided by closing indicative note value on 2/28/2020.

The Dorsey Wright (“DWA”) MLP Select Index is designed, on a monthly basis, to select and equal weight the 15 energy Master Limited Partnerships (MLPs) determined to show positive relative strength characteristics based on the proprietary Dorsey Wright Relative Strength Ranking Methodology. While many MLP indices track only midstream MLPs, the selection universe of the DWA MLP Select Index includes all MLPs (upstream, midstream and downstream) with the exception of financial MLPs. In addition, eligible MLPs must have a minimum market cap of $500MM and have a one-month average daily trading volume of $2 million per day on its primary exchange.

“The Dorsey Wright approach of reviewing and picking the best relative strength performing MLPs from the entire energy MLP universe every single month and not limiting the index to just midstream offers a unique investment opportunity for MLP investing,” said Scott Acheychek, President of REX. “We’re thrilled that BMLP is now available on LPL’s platform.”

For more detailed information about BMLP, please click on the following link to see the fact sheet and website or call (203) 557-6201.

Please feel free to reach out to us directly with any additional questions,

Scott Acheychek
President, REX Shares

Adam Stempel
Director, BMO Capital Markets

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters. Investors should also read the documents described below, and especially the “Risk Factors” set forth therein, prior to making an investment decision.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (the "SEC") about the offering to which this press release relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About REX Shares

REX Shares is an independent provider of exchange-traded products (ETPs). As ETP architects, the REX team specializes in creating investment vehicles that solve specific access or efficiency challenges in investor portfolios. The firm is rooted with decades of structuring and building innovative exchange traded product solutions. For more information, please visit www.microsectors.com

Follow us on Twitter @msectors

Media Contacts: media@rexshares.com

About Nasdaq Dorsey Wright

Nasdaq Dorsey Wright (“Dorsey Wright”) is a registered investment advisory firm based in Richmond, Virginia. Since 1987, Dorsey Wright has been an advisor to financial professionals on Wall Street and investment managers worldwide. Dorsey Wright offers comprehensive investment research and analysis through their Global Technical Research Platform and provides research, modeling and indexes, which apply Dorsey Wright’s expertise in Point & Figure Relative Strength for use in various financial products, including exchange trade funds and notes, mutual funds, UITs, structured products and separately managed accounts. In 2015, Dorsey Wright was acquired by Nasdaq, Inc. (“Nasdaq”), allowing Dorsey Wright to work towards even greater innovative solutions for its clients. As a single company, Nasdaq is one of the largest providers of Smart Beta indexes with over $50 billion in assets tracking Nasdaq Smart Beta indexes.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $880 billion as of January 31, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Related Links

www.microsectors.com

www.bmo.com

Nasdaq® is a registered trademark of Nasdaq, Inc. The information contained above is provided for informational and educational purposes only, and nothing contained herein should be construed as investment advice, either on behalf of a particular security or an overall investment strategy. Neither Nasdaq, Inc. nor any of its affiliates makes any recommendation to buy or sell any security or any representation about the financial condition of any company. Statements regarding Nasdaq-listed companies or Nasdaq proprietary indexes are not guarantees of future performance. Actual results may differ materially from those expressed or implied. Past performance is not indicative of future results. Investors should undertake their own due diligence and carefully evaluate companies before investing. ADVICE FROM A SECURITIES PROFESSIONAL IS STRONGLY ADVISED.

MicroSectors™ and REX™ are registered trademarks of REX. The trademarks have been licensed for use for certain purposes by Bank of Montreal. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. REX Index Parties’ only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties. REX Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. Inclusion of a security within an index is not a recommendation by REX Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice.